Mail Stop 4561

				July 19, 2005

C. Kyle Ranson
President and Chief Executive Officer
Infocus Corporation
27700B SW Parkway Avenue
Wilsonville, Oregon 97070

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 000-18908

Dear Mr. Ranson:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 17

Other Income (Expense), page 22

1. We note that $2.4 million of your income before taxes for 2004 related to your share of the profitability of Motif, your 50/50 joint venture with Motorola. Explain how you considered the disclosure requirements of Rule 4-08(g) of Regulation S-X.

2. We note that "Motif license fees are recognized when licensees report sales and resultant royalties, which are currently only contractually required on a semi-annual basis." Explain why there is a significant time delay for Motif`s licensees to report sales and resultant royalties. Explain if and whether Motif`s management has the ability to estimate the license revenues prior to receiving the royalty reports. Refer to SAB Topic 13A (1).

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, Revenue
Recognition, page F-11

3. We note disclosure on page 17 that revenues in 2004 grew, in part, as a result of increased royalty revenues. Please tell us your revenue recognition policy for your royalty revenues and explain why you have not disclosed this policy in your revenue recognition accounting policy.

Note 7. Income Taxes, page F-19

4. We note your reconciliation between the effective tax rate and the statutory federal income tax rate. Explain to us the history and nature of the reconciling items labeled "Resolution of tax authority items" and "Reduction of tax reserves for resolved items." Additionally, explain how you treated these items, for accounting purposes, in previous periods and explain why these items impacted your results for fiscal year 2004 only. Tell us why you did not provide this information in your MD&A given the material impact these items have on your effective tax rate.

Schedule II - Valuation and Qualifying Accounts, page F-29

5. We note your allowance for uncollectible accounts and sales allowances of $11.8 million and $10.8 million for fiscal years ending
December 31, 2003 and 2004, respectively. Reconcile these amounts for each fiscal year to the sum of the allowance for uncollectible accounts listed on page F-7 and the reserve for sales returns, price protection and other rebates on page F-11. Furthermore, tell us about the contributing factors that led to the $4.8 million (55%) decline in your allowance for uncollectible accounts between fiscal year 2003 and 2004, as disclosed at the tope of page F-7.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855, Lisa
Mitrovich
(Assistant Chief Accountant) at 202-551-3453 or me at 202-551-3730 if you have questions regarding the above comments.


Sincerely,



Stephen G. Krikorian
Accounting Branch Chief
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C. Kyle Ranson
Infocus Corporation
July 19, 2005
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